Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

June 21, 2024

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attn:	Daniel Crawford

Re:	Aditxt, Inc. Revised Preliminary Proxy Statement on Schedule 14A Filed June 18, 2024 File No. 001-39336

Dear Mr. Crawford:

This letter sets forth the response of Aditxt, Inc., a Delaware corporation (the “Company”), to the comment received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on June 18, 2024 concerning the Company’s Revised Preliminary Proxy Statement on Schedule 14A filed with the Commission on June 18, 2024 (the “Revised Preliminary Proxy Statement”).

Revised Preliminary Proxy Statement on Schedule 14A

Proposal No. 8: The Authorized Share Increase Proposal, page 54

1.	We note your response to prior comment 3 and reissue. Your Form 8-K filed December 26, 2023 indicates that you entered into the Exchange Agreement in connection with the Merger Agreement making it appear that the Exchange Agreement is not separate and apart from the Merger Agreement. Please revise your preliminary proxy statement to provide the disclosures required by Items 11, 13 and 14 of Schedule 14A with respect to those matters, as applicable, pursuant to Note A of Schedule 14A. Alternatively, please provide us with analysis supporting why such disclosure is not required.

Response:

The Company respectfully submits that although the Exchange Agreement and Merger Agreement were entered into in December 2023 and certain security holders of Evofem were parties to the Exchange Agreement, the transaction under the Exchange Agreement closed on December 22, 2023 and is separate and apart from the transactions contemplated under the Merger Agreement, which have yet to close and may never close. The Company has issued the shares of Series A-1 Convertible Preferred Stock and its obligations under the Exchange Agreement, which include but are not limited to, obtaining approval of any matters requiring stockholder approval pursuant to the listing requirements of the Nasdaq Capital Market including, without limitation the issuance of more than 20% of the outstanding shares of Common Stock, in connection with the transaction, are not in any way contingent upon the closing of the transactions contemplated under the Merger Agreement. Accordingly, the Company has amended its Form 8-K filed December 26, 2023 to clarify that the Exchange Agreement was not entered in connection with the Merger Agreement. In addition, the Company respectfully acknowledges that, if and when the Company seeks stockholder approval of the transactions contemplated under the Merger Agreement, it will file a separate proxy statement containing the disclosures required by Items 11, 13 and 14 of Schedule 14A.

If you have any questions relating to any of the foregoing, please contact Sean F. Reid of Sheppard, Mullin, Richter & Hampton LLP at (212) 896-0610.

Very truly yours,

/s/ Sean F. Reid
Sean F. Reid
Sheppard, Mullin, Richter & Hampton LLP

cc: Amro Albanna, CEO